09040980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-05761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hutchinson, Shockey, Erley & Co.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street Suite 1700
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Meier — 312-443-1560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

JUN - 1 2009

Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hutchinson, Shockey, Erley & Co., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____

____

____

Sworn and subscribed to me on the

15th day of May 2009

Nancy J. Simenson

Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

Nancy J Meier

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Financial Statements

To the Board of Directors
Hutchinson, Shockey, Erley & Co.

We have audited the accompanying statement of financial condition of Hutchinson, Shockey, Erley & Co. (the Company) as of March 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hutchinson, Shockey, Erley & Co. as of March 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
May 27, 2009

Hutchinson, Shockey, Erley & Co.

Statement of Financial Condition
March 31, 2009

Assets

Cash	$ 2,031,130
Cash segregated under federal and other regulations	305,137
Receivables from customers	197,545
Receivables from broker-dealers and clearing organizations	13,662,433
Accrued interest receivable	530,456
Trading securities - pledged, at market value	34,849,521
Office furnishings, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,843,427	715,576
Other assets	1,453,805
Total assets	$ 53,745,603

Liabilities and Shareholders' equity

Liabilities	
Collateralized loans	$ 30,200,000
Payables to customers	982,956
Payables to broker-dealers and clearing organizations	656,238
Accrued expenses and other liabilities	11,238,759
Total liabilities	43,077,953
Shareholders' equity	
Common stock, $1 par value — authorized, 15,000 shares; issued and outstanding, 12,950 shares	12,950
Paid-in capital	1,081,627
Retained earnings	9,573,073
	10,667,650
Total shareholders' equity	
	$ 53,745,603

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Hutchinson, Shockey, Erley & Co. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company deals in fixed income municipal debt securities as either an underwriter or broker, and clears all transactions through the Depository Trust and Clearing Corporation. The Company's customers are primarily banks and other financial institutions.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash segregated under federal regulations: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions: Securities transactions are recorded on trade date. Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from broker-dealers and clearing organizations on the statement of financial condition.

Fair value of financial instruments: Trading securities and other financial instruments are recorded on trade date and reflected at fair value, or at carrying value that approximates fair value in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 157, *Fair Value Measurements (SFAS 157)*. Gains or losses are recorded in trading profits.

Underwriting transactions: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable. Underwriting expenses are recorded at the time the related underwriting revenues are recognized.

Depreciation: Depreciation on office furnishings, fixtures, and computer hardware are provided on a double declining-balance basis over seven years. Software is amortized over five years. Leasehold improvements are amortized using the estimated useful lives of the assets.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Income taxes: Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities which are expected to reverse at some future date. The Company records a valuation allowance to reduce its deferred tax asset when it is not more likely than not that such amounts will be realized.

Recent accounting pronouncements: In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2010 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under SFAS No. 5, *Accounting for Contingencies* (SFAS 5). SFAS 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ended March 31, 2010. As this pronouncement is only disclosure related, it will not have an impact on the Company's financial position and results of operations.

Note 2. Fair Value of Financial Instruments

Effective April 1, 2008, the Company adopted SFAS 157. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

<u>Level 1</u>: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

<u>Level 2</u>: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Note 2 Fair Value of Financial Instruments (continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The following table summarizes the Company's assets measured for at fair value at March 31, 2009 using the fair value hierarchy of SFAS 157:

	Level 1	Level 2	Level 3	Total
Assets				
Trading securities - fixed income municipal securities	$ -	$ 34,849,521	$ -	$ 34,849,521
Other assets	818	10,257	-	11,075
Total assets at fair value	$ 818	$ 34,859,778	$ -	$ 34,860,596

Substantially all of the Company's other assets and liabilities, except for office furnishings, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations include net unsettled regular way and delayed delivery transactions receivable of $19,055,000 and payable of $7,295,000 and customer securities failed to deliver and receive at March 31, 2009. These amounts are included net in receivables from broker-dealers and clearing organizations on the statement of financial condition.

Note 4. Collateralized Loans

Collateralized loans are borrowings from a bank, payable on demand, and collateralized by trading securities. The Company has an available line of credit of $50,000,000. The interest rate on March 31, 2009 was 2.50 percent.

Note 5. Lease Agreements

The Company has operating lease agreements covering its offices in Chicago (lease through June 2019), Milwaukee (September 2013), Phoenix (September 2009), and Santa Fe (July 2009).

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals, excluding escalation charges and other operating costs, at March 31, 2009, are approximately as listed below:

Year Ending March 31	Minimum Lease Payments
2010	$ 296,000
2011	249,000
2012	256,000
2013	264,000
2014	256,000
Thereafter	1,389,000
	$ 2,710,000

Note 6. Capital Stock And Stock Repurchase Agreements

All shareholders are parties to stock purchase agreements (the Agreements). The Agreements provide that the Company has the right of first refusal in the event that a shareholder has an offer to sell his or her stock in the Company. Further, in the event of a shareholder's retirement, disability, death, or termination, the shareholder's stock is to be offered for repurchase by the Company, and the Company shall have the right to repurchase or elect to permit the remaining shareholders to purchase such shares proportionately. The repurchase price of the stock is based on book value, as defined in the Agreements.

An employee obtained a bank loan that is collateralized by 200 shares of the Company's common stock. Under the terms of the loan agreement (which matures on May 5, 2010), in the event of default on the loan or interest payments, the employee is obligated to offer the shares to the Company for repurchase. In the case of default, the Company or a designated employee would repurchase the pledged shares and remit to the bank the lesser of the unpaid loan principal balance plus accrued interest ($14,957 and $64, respectively, as of March 31, 2009) or the shares' current book value, as defined in the Agreements. If the shares' current book value exceeds the unpaid principal, the defaulting employee is to receive the excess.

The repurchase of shares by the Company may be limited by the net capital rules of the SEC.

Note 7. Benefit Plan

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company makes matching contributions and may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants.

Note 8. Income Taxes

The net deferred tax liability of approximately $12,000 included in accrued expenses and other liabilities in the statement of financial condition includes gross deferred tax assets of $896,000 primarily attributable to available alternative net deferred minimum tax (AMT) credits and temporary differences, offset by a valuation allowance of $790,000 and gross deferred tax liabilities of $118,000. The AMT credits have no expiration date. The valuation allowance has been established for the portion of the deferred tax assets attributable to the AMT credits carried forward and nonrealizable value of temporary differences to an AMT taxpayer as it is not more likely than not that such amounts will be realized.

Note 9. Commitments, Indemnifications and Contingent Liabilities

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of March 31, 2009, and were subsequently settled had no material effect on the financial statements as of that date.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.